

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2022

Chong Chan Teo
Chief Executive Officer
Treasure Global Inc.
276 5th Avenue, Suite 704 #739
New York, New York 10001

> **Re: Treasure Global Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Response Filed May 25, 2022**
> **File No. 333-264364**

Dear Mr. Teo:

We have reviewed your response letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 13, 2022 letter.

Amendment No. 1 to Registration Statement on Form S-1

Notes to Unaudited Condensed Consolidated Financial Statements
Note 2 – Summary of significant accounting policies
Revenue recognition
Product Revenues, page F-10

1.   We have reviewed your response to comment 1. Please revise your accounting policy disclosure to include considerations referenced in your response. In particular, your assertion that the Company pre-purchases and prepays for inventory prior to posting your E-vouchers for sale and prior to taking orders from customers, along with your consideration of the indicators referenced would be useful information to investors in understanding your basis in determining the Company to be the principal in the sale of E-

vouchers.

You may contact Abe Friedman at 202-551-8298 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Jennifer López Molina at 202-551-3792 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services